Phone:	(212)885-5234
Fax:	(212)898-1392
Email:	cschrenko@blankrome.com

July 6, 2017

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C.  20549
Attention:  Lisa Larkin

Re:	Cornerstone Strategic Value Fund, Inc. Registration Statement on Form N-2 File Numbers: 333-218644 and 811-05150

Dear Ms. Larkin:

On behalf of Cornerstone Strategic Value Fund, Inc. (the “Fund”), this letter is in response to the comments received telephonically on June 29, 2017, from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement filed on Form N-2 on June 9, 2017 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”).  The filing was made for the purpose of registering non-transferable rights (“Rights”) to be issued to shareholders of the Fund to purchase new shares of the Fund (“Shares”).  We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses.

1.
Under the “Investment Strategies” section, please specify whether the Fund invests or plans to invest in Contingent Convertible Securities (CoCos). If so, the amount should be provided and the Fund should consider what additional disclosure is necessary.

RESPONSE:  The Fund has no current intention to invest in Contingent Convertible Securities (CoCos) and therefore no additional disclosure has been provided.

2.	Under the “Investment Strategies” section, after the first sentence in the first paragraph, please clarify the capitalization range of the companies.

RESPONSE:  The Fund has added the following disclosure after the first sentence under the “Investment Strategies” section:
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“Currently, the Fund primarily invests in companies with large capitalization, however, the Fund may invest in companies of all capitalization ranges.”

3.	Under the “Board Considerations in Approving the Offering” section, please clarify the conditions referred to.

RESPONSE:  The Fund has revised the disclosure to read as follows:

The Board also considered a number of other factors, including the success of the 2010 Offering, the 2011 Offering, the 2012 Offering, the 2013 Offering and the 2016 Offering (collectively, the “Prior Rights Offerings”) and that the Prior Rights Offerings were anti-dilutive to Stockholders with respect to value, the ability of the Adviser to invest the proceeds of the Offering, the Fund’s assets, including those resulting from Prior Rights Offerings, have been used to maintain the Fund’s Distribution Policy because a portion of the assets raised in the rights offering may be utilized to maintain monthly distributions and the potential effect of the Offering on the Fund’s stock price and adherence to the terms of the Fund’s exemptive relief, which restricts a Public Offering of its common stock.

4.	Under the “Investment Objectives and Policies” section, if the investment objective is not fundamental, please disclose.

RESPONSE:  As previously disclosed in the “Summary” section, the Fund has added the following language to the “Investment Objectives and Policies” section:

“The Fund’s investment objective and some of its investment policies are considered fundamental policies and may not be changed without Stockholder approval.”

5.
Leverage – Please confirm that the Fund will not issue preferred shares within one year of the offering, otherwise disclose the expenses associated with the preferred shares. Also, explain what would cause the Board to determine to issue preferred shares.

RESPONSE: The Fund hereby confirms that the Fund will not issue preferred shares within one year of the offering. Additionally, the Board has no current intention to issue preferred shares.

6.	Under the “Administrative Services” and “Fund Accounting Agreement” sections, please add three fiscal years of total dollars paid.

RESPONSE:  The Fund has provided the information with respect to the three fiscal years of total dollars paid.  Under the “Administrative Services” section, the Fund has revised the disclosure as follows:

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“For years 2014, 2015 and 2016, the Fund paid AFS $131,638, $192,919 and $236,080 respectively.”

Under the “Fund Accounting Agreement” section, the Fund has revised disclosure as follows:

“For years 2014, 2015 and 2016, the Fund paid Ultimus $49,354, $59,032 and $61,466 respectively.”

7.	Please include information regarding fundamental investment restrictions for making loans.

RESPONSE:  Under the Investment Restrictions section, the Fund has added a new fundamental restriction with respect to not making loans. The Fund has revised the disclosure as follows:

“9.  Make loans except insofar as permitted under the 1940 Act.”

* * * * * *

The Fund intends to file a pre-effective amendment to the Registration Statement to include the revisions set forth in this response letter.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5234.

Sincerely,

/s/ Courtney B. Schrenko
Courtney B. Schrenko

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